REDDY ICE HOLDINGS, INC.
8750 North Central Expressway, Suite 1800

Dallas, Texas 75231

August 24, 2005

Via Facsimile and EDGAR Filing

Jason Wynn

Division of Corporation Finance

Mail Stop 0405

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0405

Re:                               Reddy Ice Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-123871)

Dear Mr. Wynn:

Pursuant to Rule 461 of the Rules and Regulation of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement, as then amended, will become effective under the Securities Act by 10:00 a.m. (Eastern Standard Time) on Friday, August 26, 2005, or as soon thereafter as practicable, unless we request by telephone that such Registration Statement be declared effective at some other time.

The disclosure in the Registration Statement is the responsibility of the Company.  The Company acknowledges that Staff comment or changes in response to Staff comment in the disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The Company also represents to the Commission that should the Commission or the Staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Very truly yours,

REDDY ICE HOLDINGS, INC.

By:	/s/ Steven J. Janusek
Name: Steven J. Janusek
Title: Chief Financial Officer

cc:	Traci Towner
Karl Hiller
H. Roger Schwall
Securities and Exchange Commission

Roger Meltzer
John Papachristos
Cahill Gordon & Reindel LLP